



NUSCALE POWER CORPORATION
6650 SW REDWOOD LANE, SUITE 210
PORTLAND, OREGON 97224

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/SMR2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V01738-P89085

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NUSCALE POWER CORPORATION

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Alan L. Boeckmann
02) Bum-Jin Chung
03) Alvin C. Collins, III
04) Shinji Fujino
05) James T. Hackett
06) John L. Hopkins
07) Kent Kresa
08) Christopher J. Panichi
09) Christopher Sorrells
10) Kimberly O. Warnica

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Amend NuScale's Certificate of Incorporation to Provide for Exculpation of Officers Consistent with that of Directors.	☐	☐	☐
3. Ratification of Appointment of Independent Registered Public Accounting Firm.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

V01739-P89085

NUSCALE POWER CORPORATION
Annual Meeting of Shareholders
May 26, 2023 at 2:00 p.m., Pacific Time
This proxy is solicited by the Board of Directors of Nuscale Power Corporation

The undersigned hereby appoints Robert K. Temple and Christopher Colbert, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of NuScale Power Corporation Common Stock which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareowners of NuScale Power Corporation to be held Friday, May 26, 2023 at 2:00 p.m., Pacific Time, virtually at www.virtualshareholdermeeting.com/SMR2023 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no such direction is made but the card is signed, this proxy will be voted FOR the election of all nominees under Proposal 1, FOR Proposal 2, and FOR Proposal 3 and in the discretion of the proxies with respect to such other business as may properly come before the meeting.

Continued and to be signed on reverse side